

Mail Stop 3561

September 2, 2015

<u>Via E-mail</u>
Mr. David M. Cole
Chief Executive Officer
Eurasian Minerals Inc.
Suite 501, 543 Granville Street
Vancouver, British Columbia, V6C 1X8
Canada

> **Re:** **Eurasian Minerals Inc.**
> **Form 20-F for the Year Ended December 31, 2014**
> **Filed April 30, 2015**
> **Response dated August 19, 2015**
> **File No. 001-35404**

Dear Mr. Cole:

We have reviewed your August 19, 2015 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by amending your filing, by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 22, 2015 letter.

Form 20-F for the Year Ended December 31, 2014

Consolidated Financial Statements
Note 2 – Statement of Compliance and Summary of Significant Accounting Policies
Revenue Recognition, page 13

1. We note your proposed disclosure in response to our prior comment 13 does not address how you determine the amount of revenue to be recognized pursuant to your royalty agreements, including how you obtain the data underlying your royalty calculations and how you determine it is accurate, timely and complete. Please expand your policy in

your future filings and provide us a sample of your proposed future disclosure with your response.

You may contact James Giugliano at (202) 551-3319, or Angela Lumley at (202) 551-3398, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining